SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 3)1
Ore Pharmaceuticals Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
685776106

(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 14, 2008

(Date of Event which Requires Filing of this
Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
Page 1 of 5 pages

[1]	The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	685776106	13D/A	Page	2	of	5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON*

	IN-IA-OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 3 TO THE SCHEDULE 13D
Item 1. Security and Issuer
          This constitutes Amendment No. 3 (the “Third Amendment”) to the Schedule 13D, filed on behalf of Lloyd I. Miller, III (“Miller” or the “Reporting Person”), dated February 13, 2007, as amended (the “13D”), relates to the Common Stock, par value $0.01 per share (the “Shares”) of Ore Pharmaceuticals Inc. (the “Company”). The Company has its principal executive offices at 50 West Watkins Mill Road, Gaithersburg, Maryland, 20878. Unless specifically amended or modified hereby, the disclosure set forth in the 13D shall remain unchanged.
Item 4. Purpose of the Transaction
Item 4 of the 13D is hereby amended and restated to read in its entirety as follows:
The Reporting Person has previously disclosed the following:
•	The Reporting Person decided that it would be in his best interest, and those of other stockholders, to take actions that may influence the business strategies and operations of the Company; including such actions as (1) identifying, and nominating one or more candidates for director of the Board of Directors of the Company, and (2) encouraging, participating in or leading efforts to investigate all alternatives to enhance shareholder value.

•	On February 22, 2007, the Reporting Person was elected to the Company’s Board of Directors.

•	On April 25, 2007, the Board of Directors elected the Reporting Person to serve on its Audit Committee and its Compensation Committee and, on April 26, 2007, the Board of Directors disclosed that the Reporting Person was elected to serve as a director in Class III. Mr. Miller and the other Class III directors serve until the Annual Stockholders meeting of the Company in 2009.
          On March 14, 2008, Miller resigned from the Board of Directors of the Company. As reported by the Company, Miller’s resignation resulted from the fact that, following the sale of the Company’s Genomics Division, Miller and the Board were unable to reach agreement on the future direction of the Company. Concurrently with the resignation of Miller as a director of the Company, the Company entered into a Stock Purchase Agreement(the “Agreement”) by and among Miller, Milfam II L.P. (the “Partnership” and, together with Miller, the “Stockholders”), and the Company, pursuant to which the Company agreed to purchase an aggregate of 4,602,127 shares of the Company’s common stock from the Stockholders, which were previously reported in the 13D and included 1,375,765 shares previously owned by Trust A-4. Miller is the sole manager of the sole general partner of the Partnership. In connection with the Agreement, Miller’s options to purchase 30,000 shares of common stock of the Company were cancelled, and Miller shall have no further rights under the 1997 Non-Employee Directors’ Option Plan. The purchase price for the shares was $0.709 per share, representing a trailing 30-day weighted average of closing prices for the 30 days preceding March 5, 2008, for an aggregate of $3,262,908.04. The stock purchase represents 14.3% of the Company’s common stock outstanding prior to the purchase and Miller’s entire beneficial ownership interest in the Company. In connection with the stock repurchase, the Company will reimburse Mr. Miller for up to $90,000 in legal fees and expenses and $35,500 in unpaid Director fees for the balance of his term.
Item 7. Materials To Be Filed As Exhibits:
99.1	Stock Purchase Agreement, dated as of March 14, 2008, by and among Lloyd I. Miller, III, Milfam II L.P. and the Company. (Filed as Exhibit Number 10.1 to Form 8-K by Ore Pharmaceuticals Inc. with the SEC on March 14, 2008 and incorporated herein by reference).

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2008	By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III